Plug Power Inc.

Ballard Power Systems Inc.

News Release

FOR IMMEDIATE RELEASE

PLUG POWER AND BALLARD EXTEND SUPPLY AGREEMENT THROUGH 2010
Agreement strengthens partnership between industry-leading fuel cell companies

LATHAM, NY and VANCOUVER, BC – July 2, 2008 – Plug Power Inc. (NASDAQ:
PLUG), a leader in providing clean, reliable energy solutions, and Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP), a world leader in clean energy fuel cell products, announced today that the two companies have extended their existing supply agreement through December 31, 2010. The previous agreement was set to expire May 1, 2009.Under terms of the new agreement, Ballard will remain the exclusive supplier of fuel cell stacks for Plug Power’s GenDrive™ product line of fuel cell power units.

Ballard’s Mark9 SSLTM fuel cell products supply power to GenDrive hydrogen fuel cell units, which replace lead-acid batteries in lift trucks used in large warehouse, distribution and manufacturing facilities. Plug Power integrates the fuel cell product with the balance of plant to produce a reliable motive power system that offers customers compelling benefits over the incumbent technology, including: continuous power for increased productivity; reduced operational costs; the elimination of a battery charging room opening up valuable commercial floor space; and the elimination of the storage and handling of toxic materials.

“Clearly the best in the industry for this application, Ballard’s Mark9 SSLTM is at the heart of our GenDrive system. It features fast dynamic response as well as excellent reliability, power density and compatibility,” said Andy Marsh, president and CEO of Plug Power. “Beyond the technology fit, this agreement signifies the strong relationship we have with Ballard. We are two companies that understand the big picture and are jointly driving market adoption of hydrogen fuel cells.”

By developing strong relationships with numerous end users, including some of the largest North American retailers and manufacturers, Plug Power has become the clear leader in delivering fuel cell solutions to the materials handling market. To date, Plug Power has commissioned numerous fleets of GenDrive fuel cell units in end-user facilities. In addition, Ballard is focused on driving adoption of fuel cell products in key application areas, including the materials handling market, through cost reductions and other initiatives. Ballard reduced the cost of its Mark9 SSLTM product 23% in 2007 and is on-track for a further 40% reduction through 2010. This will be achieved primarily by means of continuous manufacturing processes, reduced platinum loadings and volume component pricing from upstream suppliers.

“We’re excited to extend our original agreement, which leverages Plug Power’s application expertise, system integration, market knowledge and customer relationships,” said John Sheridan, president and CEO of Ballard. “Plug Power is leading the charge by putting product in the field and successfully demonstrating the benefits of fuel cell technology with key customers throughout North America.”

About Plug Power Inc.
Plug Power Inc. (NASDAQ: PLUG), an established leader in the development and deployment of clean, reliable energy solutions, integrates fuel cell technology into motive, continuous and backup power products. The Company is actively engaged with private and public customers in targeted markets throughout the world. For more information about how to join Plug Power’s energy revolution as an investor, customer, supplier or strategic partner, please visit www.plugpower.com.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

Safe Harbor Statement
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to statements regarding our growth plans. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements, including, without limitation, the risk that the restructuring results in greater restructuring charges or less cost savings; the risk that the FCC does not adopt rules regarding backup power requirements; the risk that unit orders will not ship, be installed and/or convert to revenue, in whole or in part; Plug Power’s ability to develop commercially viable energy products; the cost and timing of developing Plug Power’s energy products; market acceptance of Plug Power’s energy products; Plug Power’s ability to manufacture energy products on a large-scale commercial basis; competitive factors, such as price competition and competition from other traditional and alternative energy companies; the cost and availability of components and parts for Plug Power’s energy products; Plug Power’s ability to establish relationships with third parties with respect to product development, manufacturing, distribution and servicing and the supply of key product components; Plug Power’s ability to protect its Intellectual Property; Plug Power’s ability to lower the cost of its energy products and demonstrate their reliability; the cost of complying with current and future governmental regulations; the impact of deregulation and restructuring of the electric utility industry on demand for Plug Power’s energy products; and other risks and uncertainties discussed under “Item IA— Risk Factors” in Plug Power’s annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2008, and the reports Plug Power files from time to time with the SEC. Plug Power does not intend to and undertakes no duty to update the information contained in this communication.

###

Plug Power Inc.

Media Contact:
Katrina Fritz Intwala
Plug Power Inc.
Phone: (518) 782-7700, ext. 1360

Investor Contact:
Cathy Yudzevich
Plug Power Inc.
Phone: (518) 782-7700, ext. 1448

Ballard Power Systems Inc.

Media and Investor Contact:
Guy McAree
(604) 412-7919
Email: guy.mcaree@ballard.com
Website: www.ballard.com